Exhibit 99.21

Black Mammoth Metals Identifies Drill Targets and Stakes Claims at Coleman Canyon, NV

BMM: TSX-V

VANCOUVER, BC, Oct. 1, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results from a UAV magnetic survey (the “Mag. Survey”) at Coleman Canyon property located in Elko County, NV along with the related staking of 103 federal unpatented lode claims for a Property total of 192 contiguous unpatented lode claims managed by the US Forest Service. Together with the patented claims, Coleman Canyon now covers a total of approximately 1554 hectares (3842 acres). The Company has a 100% ownership in the unpatented claims subject to a 1% NSR.

The Mag. Survey area covers the entire Property including the newly staked ground at 50m flight line spacing and at 50m above ground level. The Mag. Survey’s objective was to identify any extensions of the known gold and silver mineralized areas that have not yet been drilled or not drilled deep enough to test those possible extensions.

UAV Magnetic Survey Results:

The following interpreted structural features of the Mag. Survey are believed to be pathways for mineralizing fluids based on past drilling and modelling:

Large structural features are indicated along the northern side of the intrusive and are interpreted to be NE trending faults that cut across much of the intrusive and adjacent sedimentary units.

There is a large magnetic high anomaly to the west of the intrusive interpreted to be an off-shoot of the intrusive and appears to be structurally controlled by a north-trending fault or fracture zone.

The Mag. Survey shows strong magnetic high anomalies along the southern side of the intrusive that coincide with known gold mineralization from past drilling. The extension of a magnetic high response to the south, north and west suggests influence by the intrusion and its related fluids farther out from the known proximal mineralization. These areas have not been drilled in most locations deep enough to test if the dipping rock units are mineralized. The magnetic high anomalies towards the far west and NW sides of the Mag Survey have not been drilled.

At Coleman Canyon, the majority of the known gold and silver mineralization is hosted by sedimentary and meta-sedimentary rocks surrounding a central intrusive stock. Mineralization in the sedimentary units is restricted to calcareous beds of the Hammond Canyon Formation and parts of the overlying Poorman Creek Formation, in keeping with a “proximal Carlin” deposit model. These units have been pushed up during emplacement of the intrusive so that the units dip away from the intrusive on all sides, flattening with distance from the intrusive. Mineralization appears to be controlled by bedding and partly by structural features, including faults and fracturing interpreted to have provided pathways for mineralizing fluids. There is also vein mineralization in the intrusive stock.

The Mag. Survey has helped clarify the possibility of extensions to areas of known gold and silver mineralization that will require drilling to verify any mineralization. The Company may conduct other work-up activities prior to drilling which may include further geological, geochemical, and geophysical work.

Clarification to the Company’s news release dated August 26, 2025:

There was no finder’s fee paid in connection with the lease with option to purchase but there was a $12,000 finder’s fee paid to a private vendor in connection with the new claims staked.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 01-OCT-25